Form 10-K405, Exhibit 13
period 2001-12-31
TERRA NITROGEN CO L P /DE
filed 2002-03-19
CIK 879575

                                                                      Exhibit 13

                                                                    CONFIDENTIAL
                                                                               1

Independent Auditors' Report
----------------------------
To the Partners

Terra Nitrogen Company, L.P.

We have audited the accompanying consolidated balance sheets of Terra Nitrogen Company, L.P. (a limited partnership) as of December 31, 2001 and 2000 and the related consolidated statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Nitrogen Company, L.P. at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Omaha, Nebraska

January 31, 2002

                          Terra Nitrogen Company, L.P.
                           Consolidated Balance Sheets
--------------------------------------------------------------------------------
                                                               At December 31,
--------------------------------------------------------------------------------
(in thousands)                                             2001           2000
--------------------------------------------------------------------------------
Assets
Current assets:
   Cash                                               $      10     $       10
   Demand deposit with affiliate                            ---         17,931
--------------------------------------------------------------------------------
     Cash and cash equivalents                               10         17,941
--------------------------------------------------------------------------------

Receivables:
   Trade                                                 31,358         19,381
   Other                                                    953          5,358
Inventory:
   Finished products                                     18,292          9,431
   Materials and supplies                                10,128          9,950
Prepaid insurance and other current assets                3,939          3,117
--------------------------------------------------------------------------------
   Total current assets                                  64,680         65,178
--------------------------------------------------------------------------------

Property, plant, and equipment, net                     136,335        147,597
Other assets                                              9,402         11,259
--------------------------------------------------------------------------------
   Total assets                                       $ 210,417     $  224,034
================================================================================

Liabilities and partners' capital
Current liabilities:
   Note payable to affiliate                          $  14,293     $      ---
   Accounts payable                                       9,662         12,900
   Accrued liabilities                                    3,058          6,780
   Customer prepayments                                   2,388          3,076
   Current portion of long-term debt                        ---          1,000
--------------------------------------------------------------------------------
   Total current liabilities                             29,401         23,756
--------------------------------------------------------------------------------

Long-term debt                                            8,200          8,250

Long-term payable to affiliates                           5,316          5,316

Partners' capital:
   Limited partners' interests - common unitholders     178,808        196,571
   General partners' interest                           (10,221)        (9,859)
   Accumulated other comprehensive loss                  (1,087)           ---
--------------------------------------------------------------------------------
     Total partners' capital                            167,500        186,712
--------------------------------------------------------------------------------
     Total liabilities and partners' capital          $ 210,417     $  224,034
================================================================================

See accompanying Notes to the Consolidated Financial Statements

                          Terra Nitrogen Company, L.P.
                      Consolidated Statements of Operations

-------------------------------------------------------------------------------------------------------------------
                                                                             Year ended December 31,
-------------------------------------------------------------------------------------------------------------------
(in thousands, except per-unit amounts)                              2001                2000             1999
-------------------------------------------------------------------------------------------------------------------
Revenues
   Net sales                                                  $   304,872         $   320,239      $   257,166
   Other income, net                                                  953                 744              787
-------------------------------------------------------------------------------------------------------------------
                                                                  305,825             320,983          257,953
-------------------------------------------------------------------------------------------------------------------

   Cost of goods sold                                             304,648             288,468          256,956
-------------------------------------------------------------------------------------------------------------------
     Gross profit                                                   1,177              32,515              997
-------------------------------------------------------------------------------------------------------------------

   Operating expenses                                              10,074              11,493            7,797
-------------------------------------------------------------------------------------------------------------------
   Income (loss) from operations                                   (8,897)             21,022           (6,800)

   Interest expense                                                  (924)             (1,436)          (1,947)
   Interest income                                                      2                 623              649
-------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                          $    (9,819)        $    20,209      $    (8,098)
===================================================================================================================

Net income (loss) allocable to limited partners' interest     $    (9,623)        $    19,805      $    (7,936)
===================================================================================================================

Net income (loss) per limited partnership unit                $     (0.52)        $      1.07       $    (0.43)
===================================================================================================================

See accompanying Notes to the Consolidated Financial Statements

                          Terra Nitrogen Company, L.P.
                  Consolidated Statements of Partners' Capital

                                                                                       Accumulated
                                                      Limited           General              Other               Total
                                                     Partners'         Partners'     Comprehensive           Partners'
(in thousands, except for Units)                    Interests         Interests      Income (Loss)             Capital
--------------------------------------------------------------------------------------------------------------------------
Partners' capital at January 1, 1999              $   188,773       $   (10,018)       $       ---         $   178,755
Net loss                                               (7,936)             (162)               ---              (8,098)
--------------------------------------------------------------------------------------------------------------------------

Partners' capital at December 31, 1999                180,837           (10,180)               ---             170,657
Net income                                             19,805               404                ---              20,209
Distributions                                          (4,071)              (83)                                (4,154)
--------------------------------------------------------------------------------------------------------------------------

Partners' capital at December 31, 2000                196,571            (9,859)               ---             186,712
Net loss                                               (9,623)             (196)               ---              (9,819)
Cumulative effect of change in accounting
  for derivative financial instruments (Note 8)           ---               ---             14,200                 ---
Change in fair value of derivatives                       ---               ---            (15,287)             (1,087)
                                                                                                              --------
Comprehensive loss                                        ---               ---                                (10,906)
Distributions                                          (8,140)             (166)               ---              (8,306)
--------------------------------------------------------------------------------------------------------------------------

Partners' capital at December 31, 2001            $   178,808       $   (10,221)       $    (1,087)        $   167,500
==========================================================================================================================

Limited partner units issued and
 outstanding at December 31, 2001                                                       18,501,576
                                                                                        ==========

See accompanying Notes to the Consolidated Financial Statements

                          Terra Nitrogen Company, L.P.
                      Consolidated Statements of Cash Flows

=================================================================================================================
                                                                               Year ended December 31,
-----------------------------------------------------------------------------------------------------------------
(in thousands)                                                       2001                2000             1999
-----------------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                             $    (9,819)        $    20,209      $    (8,098)
Adjustments to reconcile net income (loss) to net cash
flows from operating activities:
   Depreciation                                                    12,867              12,706           12,974
   Changes in operating assets and liabilities:
     Receivables                                                   (7,572)              5,107          (23,183)
     Inventory                                                     (9,039)             19,731           11,343
     Prepaid insurance and other current assets                    (1,876)             (1,534)             857
     Accounts payable                                              (3,238)             (3,196)           1,637
     Payable to affiliates                                            ---                 ---          (23,587)
     Accrued liabilities and customer prepayments                  (4,443)                (51)           4,912
   Change in other assets                                           1,857               3,336           (3,859)
-----------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                          (21,263)             56,308          (27,004)
-----------------------------------------------------------------------------------------------------------------
Investing Activities
   Capital expenditures                                            (1,985)             (3,028)          (5,560)
   Other                                                              380                 ---              ---
-----------------------------------------------------------------------------------------------------------------
Net cash flows from investing activities                           (1,605)             (3,028)          (5,560)
-----------------------------------------------------------------------------------------------------------------
Financing Activities
   Net changes in short-term borrowings                            14,293             (39,601)          39,601
   Proceeds from issuance of long-term debt                           ---              10,000              ---
   Repayment of long-term debt                                     (1,050)             (1,597)          (8,118)
   Partnership distributions paid                                  (8,306)             (4,154)             ---
-----------------------------------------------------------------------------------------------------------------
Net cash flows from financing activities                            4,937             (35,352)          31,483
-----------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents           (17,931)             17,928           (1,081)
Cash and Cash Equivalents at Beginning of Year                     17,941                  13            1,094
-----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                      $        10         $    17,941      $        13
=================================================================================================================

See accompanying Notes to the Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors That Affect Operating Performance

Factors that may affect the Partnership's future operating results include: the relative balance of supply and demand for nitrogen fertilizers, the availability and cost of natural gas, the number of planted acres - which is affected by both worldwide demand and government policies - the types of crops planted, the effects general weather patterns have on the timing and duration of fieldwork for crop planting and harvesting, the effect of environmental legislation on supply and demand for the Partnership's products, the availability of financing sources to fund seasonal working capital needs and the potential for interruption to operations due to accident or natural disaster.

The principal raw material used to produce manufactured nitrogen products is natural gas. Natural gas costs in 2001 accounted for about 55% of total costs and expenses for the Partnership. A significant increase in the price of natural gas that is not hedged or recovered through an increase in the price of related nitrogen products would have an adverse effect on the Partnership's business, financial condition and results. During parts of 2000 and 2001, price volatility in North American natural gas markets prompted industry-wide curtailments of nitrogen production. We produced only 89% and 81% of our total nitrogen capacity in 2000 and 2001, respectively, because of plant shutdowns and production curtailments related to high natural gas costs and to balance inventory levels to demand. A portion of global nitrogen products production is at facilities with access to fixed-price natural gas supplies that have been, and could continue to be, substantially lower than the Partnership's natural gas cost.

The Partnership enters into forward pricing arrangements for natural gas so long as such arrangements would not result in costs that would be greater than expected selling prices for finished products manufactured by the Partnership. Terra Industries' normal natural gas procurement policy (which is applicable to TNCLP) has been to effectively fix or cap the price of between 25% and 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through supply contracts, financial derivatives and other instruments. In response to extremely unpredictable natural gas costs during 2001 and uncertainties regarding the ability of finished goods prices to recover the increases to natural gas costs, Terra amended our normal policy and eliminated the minimum hedge requirement through the end of 2001. The Partnership's December 31, 2001 forward positions covered 20% of our expected 2002 natural gas requirements. Early in 2002, Terra's hedging policy was revised to permit hedging of 20 - 80% of natural gas requirements for the following 12-month period, and up to 50% of its requirements for the following 24-month period.

Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and nitrogen-based products. Long-term demand is affected by population growth and rising living standards that determine food consumption. Short-term demand is affected by world economic conditions and international trade decisions. In addition, 2001 demand was reduced, in part, due to relatively high nitrogen prices and low grain prices. Supply is affected by increasing worldwide capacity and the increasing availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America.

Weather can have a significant effect on demand for the Partnership's products. Weather conditions that delay or intermittently disrupt fieldwork during the planting season may cause agricultural customers to use forms of nitrogen fertilizer that are more or less favorable to our products. Weather conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop inputs purchased from Terra's dealer customers. Conversely, low crop yields often increase the planted areas in the subsequent growing season, which, in turn, increases the demand for nitrogen fertilizer.

The Partnership's business is highly seasonal, with the majority of its products used during the second quarter in conjunction with spring planting. Due to the business' seasonality and the relatively brief periods during which products can be used by customers, the Partnership and its customers generally build inventories during the second half of the year to ensure product availability during the peak sales season. For its current level of sales, the

Partnership requires lines of credit to fund inventory increases and to support customer credit terms. The Partnership believes that its credit facilities are adequate for expected sales levels in 2002.

The Partnership's operations may be subject to significant interruption if one or more of its facilities were to experience a major accident or natural disaster. The Partnership currently maintains insurance, including business interruption insurance, which it believes is sufficient to allow the Partnership to cover major damage to any of its facilities.

Risk Management and Financial Instruments

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows of the Partnership due to adverse changes in financial and commodity market prices and rates. The Partnership uses derivative financial instruments to manage risk in the area of changes in natural gas prices. The Partnership has no foreign currency exchange rate risk and all debt carries variable interest rates and approximates fair value.

The Partnership's general policy is to avoid unnecessary risk and to limit, to the extent practical, risks associated with operating activities. Management of the Partnership may not engage in activities that expose the Partnership to speculative or non-operating risks. Management is expected to limit risks to acceptable levels. The use of derivative financial instruments is consistent with the overall business objectives of the Partnership. Derivatives are used to manage operating risk within the limits established by the General Partner's Board of Directors, and in response to identified exposures, provided they qualify as hedge activities. As such, derivative financial instruments are used to hedge firm commitments and forecasted commodity purchase transactions.

Natural gas is the principal raw material used to manufacture nitrogen. Natural gas prices are volatile and the Partnership manages this volatility through the use of derivative commodity instruments. Terra Industries' hedging policy (which is applicable to TNCLP) is described under the previous heading, "Factors that Affect Operating Performance". The Partnership has hedged 20% of expected 2002 requirements and none of its requirements beyond December 31, 2002. The fair value of these instruments is estimated based on published referenced prices and quoted market prices from brokers. These instruments fixed natural gas prices $1.1 million higher than published prices for December 31, 2001 forward markets. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse price change. As of December 31, 2001, the Partnership's market risk exposure related to future hedged natural gas requirement was $1.8 million based on a sensitivity analysis. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. This hypothetical adverse impact on natural gas derivative instruments would be more than offset by lower costs for natural gas purchases.

Results of operations: 2001 compared with 2000

The Partnership's sales volumes and prices for 2001 and 2000 follow (quantities in thousands of tons):

                                    2001                                2000
                     ---------------------------------     -------------------------------
                      Sales Volume     Avg. Unit Price     Sales Volume    Avg. Unit Price
                      ------------     ---------------     ------------    ---------------
         Ammonia              259             $   210              373           $   156
         UAN                1,942                  93            2,409                78
         Urea                 290                 134              282               134

Revenues for 2001 decreased $15.2 million, or 5%, as higher selling prices were offset by substantially lower sales volumes. Selling price increases were realized primarily during the first half of 2001 as the result of lower nitrogen supplies caused by industry-wide production curtailments in response to unprecedented increases to natural gas costs. Sales volumes declined primarily as the result of lower production rates in response to higher gas costs, fewer planted acres of corn, wheat and other crops and reduced application rates because of low grain prices and high fertilizer costs.

Gross profits during 2001 totaled $1.2 million compared to $32.5 million for 2000. Higher sales prices were more than offset by $46.4 million of natural gas cost increases. Natural gas costs, including $7.5 million of losses on forward pricing contracts, averaged $4.29/MMBtu during 2001 compared to $3.13/MMBtu in 2000. In addition to higher gas costs, lower sales volumes reduced 2001 gross profits $26.5 million from the prior year.

Operating expenses of $10.1 million declined $1.4 million, or 12%, as the result of reduced headcount and lower spending for administrative activities.

Net interest expense of $0.9 million was comparable to 2000 levels.

Results of operations: 2000 compared with 1999

The Partnership's sales volumes and prices for 2000 and 1999 follow (quantities in thousands of tons):

                                  2000                                     1999
                     --------------------------------       -------------------------------
                     Sales Volume     Avg. Unit Price       Sales Volume    Avg. Unit Price
                     ------------     ---------------       ------------    ---------------
         Ammonia             373            $  156                  479            $   117
         UAN               2,409                78                2,191                 60
         Urea                282               134                  417                 93

Revenues for 2000 increased $63.0 million, or 24%, due to higher sales prices for all products. The selling price increases were caused by lower industry-wide inventory levels as the result of the closure of marginal production facilities by other producers since mid-1999 and additional production curtailments in response to significant increases in the cost of natural gas, the primary raw material in the nitrogen production process. In response to high natural gas costs, the Partnership curtailed ammonia production and shut down its Blytheville facility for approximately three months during the second half of 2000, which resulted in lower ammonia and urea sales volumes than in 1999. Sales volumes of UAN increased during 2000 partly as the result of the permanent closure of high-cost UAN production capacity by other producers.

Gross profits during 2000 totaled $32.5 million compared with $1.0 million for 1999. Higher sales prices were partially offset by $38.3 million of natural gas cost increases. Natural gas costs, net of $31.4 million in forward pricing gains, averaged $3.13/MMBtu during 2000 compared with $2.31/MMBtu in 1999. The gross profits effect of higher UAN sales volumes was mostly offset by lower ammonia and urea sales volumes.

Operating expenses of $11.5 million increased $3.7 million, or 47%, as the result of computer system upgrades that caused higher administrative and overhead expense allocations from the General Partner. A portion of the increase reflects the Partnership's absorption of a higher percentage of the General Partner's operating expense after Terra Industries' distribution business was sold in June 1999.

Net interest expense of $0.8 million was similar to 1999 levels.

Liquidity and capital resources

Net cash used in operating activities for 2001 was $21.3 million compared to 2000 cash provided by operating activities of $56.3 million, a decline of $77.6 million principally due to lower net income and increases to working capital balances. Cash used to fund working capital totaled $24.3 million in 2001 principally as the result of more typical fourth quarter operating activity in contrast to lower inventories and receivable balances at the end of 2000, when plant operating rates were reduced in response to high natural gas costs.

Capital expenditures of $2.0 million during 2001 were primarily to fund replacement and stay-in-business additions to plant and equipment. The Partnership expects 2002 capital expenditures to approximate $6.0 million to fund replacement and stay-in-business additions to plant and equipment.

On October 10, 2001, the Partnership, along with Terra Industries Inc. ("Terra"), Terra Capital, Inc. and other affiliates, amended its asset-based financing agreement. The amended financing agreement provides for the Partnership to borrow amounts generally up to 85% of eligible receivables plus 60% of eligible inventory. At December 31, 2001, the Partnership had unused borrowing availability of approximately $23 million after deducting notes payable to affiliates of $14.3 million. The amended financing agreement, which expires June 2005, bears interest at floating rates and is secured by substantially all of the Partnerships' working capital. The agreement also requires the Partnership and its affiliates to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. In addition, Terra is required to maintain minimum levels of earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the financing agreement) for the preceding 12 months (LTM) computed on a quarterly basis. The minimum LTM requirement under the facility is $40 million at March 31, 2002, $60 million at June 30, 2002, $75 million at September 30, 2002 and $90 million at December 31, 2002 and each quarter thereafter. During 2001, Terra realized $66 million of earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the financing agreement); consequently, 2002 amounts will have to be $24 million higher than in 2001 to meet the minimum covenants under the facility. Failure to meet these covenants would require Terra to incur additional costs to amend the bank facilities or could result in termination of the facilities. If necessary, the Partnership believes that it could replace its existing credit lines on terms and conditions not materially different than its current arrangement through Terra.

The Partnership's principal needs for funds are for support of its working capital and capital expenditures. The Partnership intends to fund its needs primarily from net cash provided by operating activities, and, to the extent required, from funds borrowed from others, including borrowings from Terra Capital, Inc., the parent of the General Partner. The Partnership believes that such sources of funds will be adequate to meet the Partnership's working capital needs and fund the Partnership's capital expenditures for at least the next 12 months.

Expenditures related to environmental, health and safety regulation compliance are primarily composed of operating costs that totaled $3.0 million, $3.8 million and $3.6 million in 2001, 2000 and 1999, respectively. Because environmental, health and safety regulations are expected to continue to change and generally to be more restrictive than current requirements, the costs of compliance will likely increase. The Partnership does not expect its compliance with such regulations will have a material adverse effect on its results of operations, financial position or net cash flows.

In addition, the Partnership incurred $91,000, $290,000 and $895,000 of capital expenditures in 2001, 2000 and 1999, respectively, related to capital improvements to ensure compliance with environmental, health and safety regulations. The Partnership may be required to install additional air and water quality control equipment, such as low nitrous oxide burners, scrubbers, ammonia sensors and continuous emission monitors to maintain compliance with Clean Air Act and similar requirements. These equipment requirements typically apply to competitors as well. The Partnership estimates that the cost of complying with these existing requirements in 2002 and beyond will be less than $10 million.

At December 31, 2001, the Partnership had $14.3 million of demand note borrowings payable to Terra Capital, Inc. and bearing interest at 5.4%, the rate paid by Terra Capital on its short-term borrowings.

Quarterly distributions to TNCLP's partners are based on Available Cash for the quarter as defined in the TNCLP Agreement of Limited Partnership. Available Cash is defined generally as all cash receipts less all cash disbursements, adjusted for changes in certain reserves established as the General Partner determines in its reasonable discretion to be necessary. There were $8.3 million of distributions paid to the partners in 2001, $4.2 million in 2000 and none in 1999.

Distributions of Available Cash are made 98% to the Limited Partners and 2% to the General Partner, except that the General Partner is entitled, as an incentive, to larger percentage interests to the extent that distributions of Available Cash exceed specified levels. The specified levels are increased by the amount quarterly distributions to holders of Common Units are less than $0.605 per unit. As of December 31, 2001, the cumulative shortfall on quarterly distributions to holders of Common Units that must be paid before the General Partner receives an incentive payment was $132.1 million, or $7.13 per unit.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested annually for impairment. The Partnership does not expect the effect, if any, arising from adoption of these standards to be material to the Partnership's financial position.

In July 2001, the FASB voted to issue SFAS No. 143, "Accounting for Asset Retirement Obligations". This standard requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for our fiscal year 2003. The Partnership has not yet quantified the impact, if any, arising from adoption of this standard.

In August 2001, the FASB voted to issue SFAS No. 144, "Accounting for the Impairment of Long-lived Assets". This standard requires that the Partnership recognize an impairment loss if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. It is effective our fiscal year 2002. The Partnership does not expect the effect, if any, arising from adoption of this standard to be material to the Partnership's financial position.

General Partner Option to Effect Mandatory Redemption of Partnership Units

At December 31, 2001, the General Partner and its affiliates owned 75.1% of the Partnership's outstanding units. When less than 25% of the issued and outstanding units are held by non-affiliates of the General Partner, the Partnership, at the General Partner's sole discretion, may call, or assign to the General Partner or its affiliates its right to acquire, all such outstanding units held by non-affiliated persons. If the General Partner elects to acquire all outstanding units, the Partnership is required to give at least 30 but not more than 60 days' notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of the previous 20 trading days' closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced.

Forward-Looking Precautions

Information contained in this report, other than historical information, may be considered forward-looking. Forward-looking information reflects management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: changes in the financial markets, general economic conditions within the agricultural industry, competitive factors and price changes (principally, sales prices of nitrogen products and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in agricultural regulations, and other risks detailed in the "Factors that Affect Operating Results" section of this discussion.

Notes to Consolidated Financial Statements

1.   Organization

Terra Nitrogen Company, L.P. ("TNCLP") is a Delaware limited partnership that owns a 99% limited partner interest as the sole limited partner in Terra Nitrogen, Limited Partnership (the "Operating Partnership"; collectively with TNCLP, the "Partnership," unless the context otherwise requires). Terra Nitrogen Corporation ("TNC"), the General Partner, exercises full control over all business affairs of the Partnership. TNC owns, as general partner, a consolidated 2.0% interest in both the Partnership and Operating Partnership.

TNC is an indirect wholly-owned subsidiary of Terra Industries Inc. ("Terra"), a Maryland corporation. Terra is an industry leader in the production and marketing of nitrogen products and methanol. Terra is one of the largest producers of anhydrous ammonia and nitrogen solutions in the United States and Canada, as well as is the largest producer of ammonium nitrate in the United Kingdom. In addition, Terra is one of the largest U.S. producers and marketers of methanol.

Ownership of TNCLP is represented by the general partner interest and the limited partner interests. The limited partner interests consist of 18,501,576 Common Units. Terra and its subsidiaries owned 13,889,014 Common Units as of December 31, 2001, and the balance are traded on the New York Stock Exchange under the symbol "TNH".

The Partnership primarily evaluates performance and determines the allocation of resources on an entity-wide basis.

2.   Significant Accounting Policies

Description of Business - The Partnership manufactures and sells fertilizer products, including ammonia, urea and urea ammonium nitrate solution ("UAN"), which are principally used by farmers to improve the yield and quality of their crops. The Partnership sells products primarily throughout the United States on a wholesale basis. The Partnership's customers vary in size and are primarily related to the agriculture industry and to a lesser extent to the chemical industry. Credit is extended based on an evaluation of the customer's financial condition, and collateral generally is not required.

Basis of Presentation - The consolidated financial statements reflect the combined assets, liabilities and operations of the Partnership and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated. Income is allocated to the General Partner and the Limited Partners in accordance with the provisions of the TNCLP Agreement of Limited Partnership that provides for allocations of income between the Limited Partners and the General Partner in the same proportion as cash distributions declared during the year.

Cash and Cash Equivalents - The Partnership considers cash, short-term investments and demand deposits with affiliates with an original maturity of three months or less to be cash and cash equivalents.

Financing Arrangements - The Partnership has an arrangement for demand deposits and notes with an affiliate to allow for excess Partnership cash to be deposited with, or funds to be borrowed from, Terra Capital Inc., the parent of the General Partner. At December 31, 2001, the amount of the demand notes were $14.3 million, and bore interest at 5.4%, the rate paid by Terra Capital on its short-term borrowings. At December 31, 2000, $17.9 million was deposited with Terra Capital, Inc. and earned interest at 6.5%, the rate received by Terra Capital on its commingled cash investments.

Inventories - Inventories are stated at the lower of average cost or estimated net realizable value. The cost of inventories is determined using the first-in, first-out method.

Property, Plant and Equipment - Expenditures for plant and equipment additions, replacements, and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives ranging from 3 to 20 years. Maintenance, other than plant turnaround and catalyst replacement, and repair costs are expensed as incurred.

Plant Turnaround Costs - Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period until the next scheduled turnaround, generally over two years. Included in other non-current assets at December 31, 2001 and 2000 is $7.2 million and $9.4 million, respectively, of unamortized plant turnaround costs.

Impairment of Long-Lived Assets - In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of", the Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows expected to result from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the difference between the carrying amount and the fair value of the asset. To date, no such impairment has occurred.

Accrued Liabilities - Accrued liabilities at December 31, 2000 included $4.3 million of deferred gains on closed natural gas contracts relating to future periods. At December 31, 2001 deferred gains on closed natural gas contracts were $0.3 million.

Revenue Recognition - Revenue is recognized when title to finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts and trade allowances. Amounts paid by customers for shipping and handling are included in revenues.

Cost of Sales and Hedging Transactions - Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate (see Note 8 - Derivative Financial Instruments). Costs associated with settlement of natural gas purchase contracts and costs for shipping and handling are included in cost of sales.

Income Taxes - The Partnership is not subject to income taxes and the income tax liability of the individual partners is not reflected in the consolidated financial statements of the Partnership. The reported amount of net assets of the Partnership exceeded the tax basis of the net assets by approximately $127 million and $136 million at December 31, 2001 and 2000, respectively.

Reclassifications - The Partnership reclassified freight costs previously reported as a reduction of revenues to cost of sales in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs". As a result, revenues and cost of sales increased by $34.6 million in 2000 and $30.2 million in 1999. Certain other reclassifications have been made to prior year's financial statements to conform with current year presentation.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Per-unit Results and Allocations - Net income per limited partner unit is computed by dividing net income, less an approximate 2% share allocable to the General Partner for the years ended December 31, 2001, 2000 and 1999, respectively, by 18,501,576 limited partner units. According to the Agreement of Limited Partnership of TNCLP, net income is allocated to the General Partner and the Limited Partners in each taxable year in the same proportion that Available Cash for such taxable year was distributed to the General Partner and the Limited Partners.

Recently Issued Accounting Standards - On January 1, 2001, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (see Note 8 - Derivative Financial Instruments).

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. The Partnership does not expect the effect, if any, arising from adoption of these standards to be material to the Partnership's financial position.

In July 2001, the FSAB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This standard requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for our fiscal year 2003. The Partnership has not yet quantified the impact, if any, arising from adoption of this standard.

In August 2001, the FSAB issued SFAS No. 144, "Accounting for the Impairment of Long-lived Assets". This standard requires that the Partnership recognize an impairment loss if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value and is effective for fiscal year 2002. The Partnership does not expect the effect, if any, arising from adoption of this standard to be material to the Partnership's financial position.

3. Agreement of Limited Partnership

The Partnership makes quarterly cash distributions to Unitholders and the General Partner in an amount equal to 100% of Available Cash, as defined. The General Partner receives a combined minimum 2% of total cash distributions and, as an incentive, the General Partner's participation increases if cumulative cash distributions exceed specified target levels. No quarterly distributions were paid in 1999.

The quarterly cash distributions paid to the Units and the General Partner in 2001 and 2000 follow:

                                       Common               General
                                        Units               Partner
                                        -----               -------

                                Total            $ Per        Total
                               ($000s)            Unit       ($000s)
                               ------             ---        -------
2001
First Quarter                   4,070             .22            82
Second Quarter                  4,070             .22            84
Third Quarter                     ---             ---           ---
Fourth Quarter                    ---             ---           ---


2000
First Quarter                     ---             ---           ---
Second Quarter                    ---             ---           ---
Third Quarter                     ---             ---           ---
Fourth Quarter                  4,071             .22            83

If at any time less than 25% of the issued and outstanding units are held by non-affiliates of the General Partner, the Partnership, at the General Partner's sole discretion, may call, or assign to the General Partner or its affiliates its right to acquire, all such outstanding units held by non-affiliated persons. The General Partner and its affiliates owned 75.1% of the Common Units at December 31, 2001. If the General Partner elects to acquire all outstanding units, TNCLP is required to give at least 30 but not more than 60 days notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of the previous 20 trading days' closing prices as of the date five days before the purchase is announced or (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced.

4. Related Party Transactions

The Partnership has no employees. Pursuant to the provisions of the TNCLP Agreement of Limited Partnership, TNC, as General Partner, is paid for all direct and indirect expenses or payments it makes on behalf of the Partnership and for that portion of TNC's or its affiliates' administrative and overhead expenses and all other expenses necessary or appropriate to the conduct of the Partnership's business and reasonably allocable to the Partnership. TNC will charge TNCLP for all costs and expenses that are directly related to TNCLP operations, such as direct labor and raw materials. Some employee benefits, such as health insurance and pension, are covered under plans that include TNC and its affiliates. Employee benefit costs are allocated between TNCLP and other affiliates on the basis of direct payroll. Management believes such costs would not be materially different if the partnership were obtaining these benefits on a stand-alone basis. For the years ended December 31, 2001, 2000 and 1999, expenses charged to the Partnership by TNC amounted to $34.0 million, $33.3 million and $36.6 million, respectively, including $17.2 million, $17.8 million and $18.2 million, respectively, for payroll and payroll-related expenses including pension costs.

Effective January 1, 1995, under a general and administrative service agreement between TNC and Terra, certain services including accounting, legal, risk management, investor relations and certain employee benefit and other employee-related expenses are provided by Terra to TNC. The portion of these expenses allocated to TNC that relate to TNC's activities as General Partner are charged to the Partnership. Allocations are based on individual cost causative factors (such as headcount or sales volume) or on a general allocation formula based equally on sales volumes, headcount and asset values. Since it is not practicable to estimate the cost to duplicate the general and administrative support functions on a stand-alone basis, management has not attempted to estimate the amount of such expenses if the Partnership were obtaining these services on a stand-alone basis. Expenses under this agreement charged to the Partnership were $6.7 million, $8.4 million and $3.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Certain supply terminals and transportation equipment are generally available for use by the Partnership and other Terra affiliates. The costs associated with the operation of such terminals and transportation equipment and related freight costs incurred to ship product to the various sales points in the distribution system are centralized. The Partnership or Terra is charged based on the actual usage of such assets and freight costs incurred.

TNC's employees are members of the Terra Industries Inc. Employees' Retirement Plan (the Terra Retirement Plan), a noncontributory defined benefit pension plan. The accumulated benefits and plan assets of the Terra Retirement Plan are not determined separately for TNC employees. TNC recorded pension costs of $0.4 million, $0.4 million and $0.7 million ($0.3 million, $0.3 million and $0.5 million of which was charged to the Partnership) in 2001, 2000 and 1999, respectively, as its allocated share of the total periodic pension cost for the Terra Retirement Plan. Benefits are based on years of service and average final compensation.

Long-term payable to affiliates of $5.3 million at December 31, 2001, represents amounts due from the Partnership to Terra for a historic share of Terra's long-term pension liabilities. The payable is non-interest bearing and will be repaid when Terra is required to fund its related liabilities. No repayments are expected for 2002. Subsequent repayments will be subject to the investment performance of pension funds, changes in actuarial experience and Federal funding requirements.

Terra maintains a qualified savings plan that allows employees who meet specified service requirements to contribute a percentage of their total compensation, up to a maximum defined by the plan. Each employee's contribution, up to a specified maximum, may be matched by TNC based on a specified percentage of employee contributions. Employee contributions vest immediately, while Terra's contributions vest over five years. Expenses associated with TNC's contribution to the Terra qualified savings plan charged to the Partnership for the years ended December 31, 2001, 2000 and 1999 were $532,000, $567,000 and
$620,000, respectively.

The Partnership sold $16.1 million of nitrogen fertilizer products to Terra at market prices and terms during the year ended December 31, 1999. In June 1999, Terra sold its Distribution business and no longer purchases product from the Partnership.

The Partnership has an arrangement for demand deposits and notes with an affiliate to allow for excess Partnership cash to be deposited with or funds to be borrowed from Terra Capital Inc., the parent of the General Partner. At December 31, 2001, the amount of the demand notes were $14.3 million, and bore interest at 5.4%, the rate paid by Terra Capital on its short-term borrowings. At December 31, 2000, $17.9 million was deposited with Terra Capital, Inc. and earned interest at 6.5%, the rate received by Terra Capital on its commingled cash investments.

Interest expense paid to the affiliate was $924,000, $1.4 million and $1.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income received from the affiliate was $2,000, $623,000 and $649,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

5.  Property, Plant and Equipment

Property, plant and equipment, net consisted of the following at December 31,

(in thousands)                                           2001             2000
-------------------------------------------------------------------------------
Assets owned:
   Land and improvements                           $    5,836       $    5,766
   Plant and equipment                                280,668          278,157
   Terminal and transportation equipment                6,865            7,841
                                                    ----------        ---------
                                                      293,369          291,764
Less accumulated depreciation and amortization       (157,034)        (144,167)
                                                    ----------      -----------
Total                                              $  136,335       $  147,597
                                                   ===========      ===========

6.  Long-Term Debt

Long-term debt consisted of the following at December 31,

(in thousands)                                           2001             2000
--------------------------------------------------------------------------------
Fixed asset term facility, Paid in 2001             $     ---       $    9,250
Long-term debt due to affiliate                         8,200              ---
                                                    ---------       -----------
                                                        8,200            9,250
Less current maturities                                   ---           (1,000)
                                                    ---------       -----------
Total                                               $   8,200       $    8,250
                                                    ==========      ===========

On October 10, 2001, the Partnership, along with Terra Industries Inc. ("Terra"), Terra Capital and other affiliates, amended its asset-based financing agreement. The amended financing agreement provides for the Partnership to borrow amounts generally up to 85% of eligible receivables plus 60% of eligible inventory less outstanding letters of credit issued under the facility. At December 31, 2001, the Partnership had no amounts outstanding under the amended financing agreement. The amended financing agreement, which expires June 2005, bears interest at floating rates and is secured by substantially all of the Partnerships' working capital. The agreement also requires the Partnership and its affiliates to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. In addition, Terra is required to maintain minimum levels of earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the financing agreement) for the preceding 12 months (LTM) computed on a quarterly basis. The minimum LTM requirement under the facility is $40 million at March 31, 2002, $60 million at June 30, 2002, $75 million at September 30, 2002 and $90 million at December 31, 2002 and each quarter thereafter. During 2001, Terra Industries Inc. realized $66 million of earning before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the financing agreement); consequently, 2002 amounts will have to be $24 million higher than in 2001 to meet the minimum covenants under the facility. Failure to meet these covenants would require Terra to incur additional costs to amend the bank facilities or could result in termination the facilities.

The long-term debt due to affiliates is secured by the fixed and intangible assets of the Partnership and requires no periodic or scheduled repayments.

7.  Commitments and Contingencies

The Operating Partnership is committed to various non-cancelable operating leases for land, buildings and equipment. Total minimum rental payments follow:

(in thousands)
--------------------------------------------------------------------------------
2002                                                                   $  7,919
2003                                                                      7,205
2004                                                                      5,010
2005                                                                      4,266
2006                                                                      2,427
2007 and thereafter                                                       3,458
                                                                       --------
Net minimum lease payments                                             $ 30,285
                                                                       ========

Included above is the lease of the Port Terminal at the Verdigris facility. The leasehold interest is scheduled to expire on April 30, 2004, and the Partnership has the option to renew the lease for an additional term of five years.

Rent expense under non-cancelable operating leases amounted to approximately $7.1 million, $8.2 million and $8.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The Partnership is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Partnership.

8.  Derivative Financial Instruments

The Partnership records hedging gains and losses related to natural gas supply requirements based on a pooled resources concept with Terra. Under the pool concept, hedging gains and losses are allocated to each manufacturing plant based on gas usage for such plant.

The Partnership is subject to risks undertaken by Terra in its policy of using derivative financial instruments to manage the risk associated with changes in natural gas supply prices. Derivative financial instruments have credit risk and market risk. To manage credit risk, Terra enters into derivative transactions only with counter-parties who are currently rated BBB or better as recognized by a national rating agency. Terra will not enter into a transaction with a counter-party if the additional transaction will result in credit exposure exceeding $20 million. The credit rating of counter-parties may be modified through guarantees, letters of credit or other credit enhancement vehicles.

Market risk related to derivative financial instruments should be substantially offset by changes in the valuation of the underlying item being hedged.

The Partnership classifies a derivative financial instrument as a hedge if all of the following conditions are met:
1. The item to be hedged must expose the enterprise to price risk.
2. It must be probable that the results of the hedge position substantially offset the effects of price changes on the hedged item (e.g., there is a high correlation between the hedge position and changes in market value of the hedged item).
3. The derivative financial instrument must be designated as a hedge of the item at the inception of the hedge.

Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments, whether designated in hedging relationships or not, be recorded in the balance sheet at fair value. If the derivative is designated as a fair value hedge, the change in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Partnership has designated its natural gas derivative instruments as cash flow hedges. The effective portion of the cash flow hedge is deferred in OCI until the natural gas it relates to is purchased and used in production which is then reclassified from OCI to earnings.

Natural gas supplies to meet production requirements at the Operating Partnership's production facilities are purchased at market prices. Natural gas market prices are volatile and the Partnership effectively fixes prices for a portion of its natural gas production requirements and inventory through the use of futures contracts, swap agreements and purchased options. These contracts reference physical natural gas prices or appropriate NYMEX futures contract prices. Contract physical prices are frequently based on prices at the Henry Hub in Louisiana, the most common and financially liquid location of reference for financial derivatives related to natural gas. However, natural gas supplies for the Partnership's two production facilities are purchased for each plant at locations other than Henry Hub, which often creates a location basis differential between the contract price and the physical price of natural gas. Accordingly, the use of financial derivatives may not exactly offset the change in the price of physical gas. The contracts are traded in months forward and settlement dates are scheduled to coincide with gas purchases during that future period.

A swap is a contract with a third party to exchange cash based on a designated price. Option contracts give the holder the right to either own or sell a futures or swap contract. The futures contracts require maintenance of cash balances generally 10% to 20% of the contract value and option contracts require initial premium payments ranging from 2% to 5% of contract value. Basis swap contracts require payments to or from the Partnership for the amount, if any, that monthly published gas prices from the source specified in the contract differ from prices of NYMEX natural gas futures during a specified period. There is no initial cash requirements related to the swap and basis swap agreement.

The following summarizes open natural gas contracts allocated to the Partnership at December 31, 2001 and 2000:

                                       2001                                    2000
                             --------------------------             --------------------------

                             Contract       Unrealized              Contract        Unrealized
(in thousands)                 MMBtu        Gain (Loss)              MMBtu          Gain (Loss)
----------------------------------------------------------------------------------------------
Swaps                          6,044         $  (1,054)              4,411          $  10,573
Options                          ---               ---               3,930               (988)
                              ------         ----------              -----          ----------
                               6,044         $  (1,054)              8,341          $   9,585
                              ======         ==========              =====          ==========
Basis Swaps                      ---         $     ---               4,200          $     282
                              ------         ==========              =====          ==========

The Partnership's annual procurement requirements are approximately 56 million MMBtu's of natural gas. The Partnership had in place at December 31, 2001, hedge contracts and firm purchase commitments to cover 20% of 2002 natural gas requirements. Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month to which the hedged transaction relates. The risk and reward of outstanding natural gas positions are directly related to increases or decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized losses were $0.3 million on closed contracts relating to future periods as of December 31, 2001. Cash flows related to natural gas hedging are reported as cash flows from operating activities.

Compared with spot prices, natural gas hedging activities increased the Partnership's 2001 natural gas costs by $7.5 million and reduced 2000 and 1999 natural gas costs by $31.4 million and $2.5 million, respectively.

The estimated fair value of the natural gas futures, swaps, options and basis swaps were based on published referenced prices and quoted market prices from brokers.

On January 1, 2001, the Partnership adopted SFAS 133 which resulted in a cumulative $9.9 million increase to current assets, a $4.3 million reduction to current liabilities, and a $14.2 million increase to accumulated OCI, which reflected the effective portion of the derivatives designated as cash flow hedges. The increase to current assets was to recognize the value of open natural gas contracts, the reduction to current liabilities was to reclassify deferred gains on closed contracts relating to future periods and the increase to long-term debt related to interest rate hedges.

The changes in the components of accumulated OCI during the year follows:

                                       Net Unrealized
                                          Gain (Loss)                                                  Accumulated
                                       on Natural Gas                  Realized Gain                         Other
                                       and Fertilizer                (Loss) Deferred                 Comprehensive
(in thousands)                       Hedging Activity              to Future Periods                        Income
-------------------------------------------------------------------------------------------------------------------
Balance January 1, 2001                   $     9,900                   $      4,300                   $    14,200

Net unrealized loss
     arising during period                     (1,054)                           (33)                       (1,087)
Transfer net loss realized
     to production costs
     and interest expense                      (9,900)                        (4,300)                      (14,200)
------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001                 $    (1,054)                  $        (33)                  $    (1,087)
===================================================================================================================

9.  Other Financial Information and Concentrations of Credit Risk

Fair values of financial instruments - The following methods and assumptions were used by the Partnership in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Long-term debt -The carrying amounts of the Partnership's borrowings under long-term debt agreements approximate fair value.

Off-balance-sheet instruments - Fair values for the Partnership's natural gas swaps and options are based on contract prices in effect at December 31, 2001 and December 31, 2000. The unrealized gain (loss) on these contracts is disclosed in Note 8.

Concentration of credit risk - The Partnership is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables is minimized due to a large customer base and its geographic dispersion.

Short-term cash investments, held as a demand deposit with an affiliate, may be placed with well-capitalized, high quality financial institutions and in short duration corporate and government debt securities funds or utilized for other corporate purposes.

Major customers - For the year ended December 31, 1999, sales to Terra totaled $16.1 million, or 7.1% of the Partnership's sales. In June 1999, Terra sold its distribution business and no longer purchases product from the Partnership.