Form 10-K, Exhibit 13
period 2002-12-31
TERRA NITROGEN CO L P /DE
filed 2003-03-12
CIK 879575

CONFIDENTIAL

Exhibit 13

Independent Auditors’ Report

To the Partners

Terra Nitrogen Company, L.P.

We have audited the accompanying consolidated balance sheets of Terra Nitrogen Company, L.P. (a limited partnership) as of December 31, 2002 and 2001 and the related consolidated statements of operations, partners’ capital, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Terra Nitrogen Company, L.P. at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Omaha, Nebraska

January 30, 2003, except for Note 10,

as to which the date is February 28, 2003.

CONFIDENTIAL

Terra Nitrogen Company, L.P.

Consolidated Balance Sheets

	At December 31,
	2002	2001
	(in thousands)
Assets
Current assets:
Cash	$10	$10
Demand deposit with affiliate	35,728	—

Cash and cash equivalents	35,738	10

Receivables:
Trade	26,042	31,358
Other	718	953
Inventory:
Finished products	10,411	18,292
Materials and supplies	9,692	10,128
Prepaid insurance and other current assets	6,659	3,939

Total current assets	89,260	64,680

Property, plant, and equipment, net	126,056	136,335
Other assets	10,708	9,402

Total assets	$226,024	$210,417

Liabilities and partners’ capital
Current liabilities:
Note payable to affiliate	$—	$14,293
Accounts payable	18,115	9,662
Accrued liabilities	3,405	3,058
Customer prepayments	21,314	2,388
Current portion of long-term debt and capital lease obligations	53	—

Total current liabilities	42,887	29,401

Long-term debt and capital lease obligations	8,333	8,200

Long-term payable to affiliate	5,316	5,316

Partners’ capital:
Limited partners’ interests—common unitholders	177,463	178,808
General Partners’ interest	(10,248)	(10,221)
Accumulated other comprehensive income (loss)	2,273	(1,087)

Total partners’ capital	169,488	167,500

Total liabilities and partners’ capital	$226,024	$210,417

See accompanying Notes to the Consolidated Financial Statements

CONFIDENTIAL

Terra Nitrogen Company, L.P.

Consolidated Statements of Operations

	Year ended December 31,
	2002	2001	2000
	(in thousands, except per-unit amounts)
Revenues
Net sales	$325,919	$304,872	$320,239
Other income, net	1,003	953	744

	326,922	305,825	320,983

Cost of goods sold	310,993	304,648	288,468

Gross profit	15,929	1,177	32,515

Operating expenses	9,439	10,074	11,493

Income (loss) from operations	6,490	(8,897)	21,022

Interest expense	(560)	(924)	(1,436)
Interest income	250	2	623

Net income (loss)	$6,180	$(9,819)	$20,209

Net income (loss) allocable to limited partners’ interest	$6,056	$(9,623)	$19,805

Net income (loss) per limited partnership unit	$0.33	$(0.52)	$1.07

See accompanying Notes to the Consolidated Financial Statements

CONFIDENTIAL

Terra Nitrogen Company, L.P.

Consolidated Statements of Partners’ Capital

	Limited Partners’ Interests	General Partners’ Interests	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital
	(in thousands, except for Units)
Partners’ capital at January 1, 2000	180,837	(10,180)	—	170,657
Net Income	19,805	404	—	20,209
Distributions	(4,071)	(83)	—	(4,154)

Partners’ capital at December 31, 2000	196,571	(9,859)	—	186,712
Net loss	(9,623)	(196)	—	(9,819)
Cumulative effect of change in accounting for derivative financial instruments	—	—	14,200	—
Change in fair value of derivatives	—	—	(15,287)	(1,087)

Comprehensive loss	—	—		(10,906)
Distributions	(8,140)	(166)	—	(8,306)

Partners’ capital at December 31, 2001	178,808	(10,221)	(1,087)	167,500
Net income	6,056	124	—	6,180
Change in fair value of derivatives	—	—	3,360	3,360

Comprehensive loss	—	—	—	9,540
Distributions	(7,401)	(151)	—	(7,552)

Partners’ capital at December 31, 2002	$177,463	$(10,248)	$2,273	$169,488

Limited partner units issued and outstanding at December 31, 2002			18,501,576

See accompanying Notes to the Consolidated Financial Statements

CONFIDENTIAL

Terra Nitrogen Company, L.P.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2002	2001	2000
	(in thousands)
Operating Activities
Net income (loss)	$6,180	$(9,819)	$20,209
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation	13,107	12,867	12,706
Changes in operating assets and liabilities:
Receivables	5,551	(7,572)	5,107
Inventory	8,317	(9,039)	19,731
Prepaid insurance and other current assets	(322)	(1,876)	(1,534)
Accounts payable	8,453	(3,238)	(3,196)
Accrued liabilities and customer prepayments	20,235	(4,443)	(51)
Change in other assets	(2,388)	1,857	3,336

Net cash flows from operating activities	59,133	(21,263)	56,308

Investing Activities
Capital expenditures	(1,523)	(1,985)	(3,028)
Other	—	380	—

Net cash flows from investing activities	(1,523)	(1,605)	(3,028)

Financing Activities
Net changes in short-term borrowings	(14,293)	14,293	(39,601)
Proceeds from issuance of long-term debt	—	—	10,000
Repayment of long-term debt and capital lease obligations	(37)	(1,050)	(1,597)
Partnership distributions paid	(7,552)	(8,306)	(4,154)

Net cash flows from financing activities	(21,882)	4,937	(35,352)

Net increase (decrease) in cash and cash equivalents	35,728	(17,931)	17,928
Cash and Cash Equivalents at Beginning of Year	10	17,941	13

Cash and Cash Equivalents at End of Year	$35,738	$10	$17,941

Supplemental disclosure of cash flows information
Cash paid during the year for interest	$560	$924	$1,436

Supplemental schedule of non-cash investing and financing activities
Capital lease obligations	$223	$—	$—

See accompanying Notes to the Consolidated Financial Statements

CONFIDENTIAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America for reporting purposes. The preparation of these financial statements requires us to make estimates and judgments that affect the amount of assets, liabilities, revenues and expenses at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that reflect significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Our critical accounting policies are described below.

Impairments of long-lived assets — We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of these items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

Revenue recognition — Revenue is recognized when title to finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts and trade allowances. Revenue includes amounts paid by customers for shipping and handling.

Inventory valuation — Inventories are stated at the lower of cost or estimated net realizable value. The average cost of inventories is determined using the first-in, first-out method. The nitrogen and methanol industries are characterized by rapid change in both demand and pricing. Rapid declines in demand could result in temporary or permanent production curtailment, while rapid price declines could result in a lower of cost or market adjustment.

Derivatives and Financial Instruments — The Partnership accounts for derivatives in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value. Changes in fair value of derivatives are recorded in earnings unless the normal purchase or sale exception or hedge accounting is elected.

The General Partner enters into derivative instruments including future contacts, swap agreements, and purchased options to fix prices for a portion of natural gas production requirements. The General Partner has designated, documented and assessed accounting hedge relationships, which mostly resulted in cash flow hedges that require the Partnership to record the derivative assets or liabilities at their fair value on its balance sheet with an offset in other comprehensive income. Hedge ineffectiveness is recorded in earnings. Amounts are removed from other comprehensive income as the underlying transactions occur and realized gains or losses are recorded.

Factors That Affect Operating Performance

Factors that may affect the Partnership’s operating results include: the relative balance of supply and demand for nitrogen fertilizers, the availability and cost of natural gas, the number of planted acres — which is affected by both worldwide demand and government policies, the types of crops planted, the effects general weather patterns have on the timing and duration of fieldwork for crop planting and harvesting, the effect of environmental legislation on supply and demand for the Partnership’s products, the availability of financing sources to fund seasonal working capital needs and the potential for interruption to operations due to accidents or natural disasters.

The principal raw material used to produce nitrogen products is natural gas. Natural gas costs in 2002 accounted for about 54% of total costs and expenses for the Partnership. A significant increase in the price of natural gas that is not

CONFIDENTIAL

covered by forward pricing arrangements or recovered through an increase in the price of related nitrogen products would have an adverse effect on the Partnership’s business, financial condition and results. During parts of 2000 and 2001, spikes in North American natural gas markets prompted industry-wide nitrogen production curtailments. We produced only 89% and 81% of our total nitrogen capacity in 2000 and 2001, respectively, because of plant shutdowns and production curtailments related to high natural gas costs and to balance inventory levels to demand. A portion of global nitrogen products is manufactured at facilities with access to fixed-price natural gas supplies that have been, and could continue to be, priced substantially lower than the Partnership’s natural gas.

March 2003 natural gas future prices closed at over $9.00 per MMBtu in February 2003. As a result, the Partnership substantially reduced its production rates at the end of February 2003 and could make further reductions. The timing and extent to which the Partnership will resume normal production rates will depend on declines to natural gas costs from these levels and/or increases to selling prices.

The Partnership enters into forward pricing arrangements for natural gas so long as such arrangements would not result in costs that would be greater than expected selling prices for finished products manufactured by the Partnership. Terra Industries’ natural gas forward pricing policy (which is applicable to TNCLP) has been to fix or cap the price of between 20% and 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through supply contracts, financial derivatives and other instruments. Deviations from this policy are permitted by notification of Terra Industries’ Board of Directors. The Partnership’s December 31, 2002 forward positions covered 12% of its expected 2003 natural gas requirements.

Prices for nitrogen products are influenced by the world supply and demand balance for ammonia and other nitrogen-based products. Long-term demand is affected by population growth and rising living standards that influences food consumption. Short-term demand is affected by world economic conditions and international trade decisions. For example, 2001 demand was also reduced, in part, due to relatively high nitrogen prices and low grain prices. Supply is affected by increasing worldwide capacity and the availability of nitrogen product exports from major producing regions such as the former Soviet Union, the Middle East and South America.

Weather can significantly affect demand for the Partnership’s products. Weather conditions that delay or intermittently disrupt fieldwork during the planting season may cause agricultural customers to use forms of nitrogen fertilizer that are more or less favorable to the Partnership’s sales. Weather conditions following harvest may delay or eliminate opportunities to apply fertilizer in the fall. Weather can also have an adverse effect on crop yields, which lowers the income of growers and could impair their ability to pay for crop inputs purchased from Terra’s dealer customers. Conversely, low crop yields often increase the planted areas in the subsequent growing season, which, in turn, increases the demand for nitrogen fertilizer.

The Partnership’s business is highly seasonal, with the majority of its products used during the second quarter in conjunction with spring planting. Due to the business’ seasonality and the relatively brief periods during which products can be used by customers, the Partnership and its customers generally build inventories during the second half of the year to ensure product availability during the peak sales season. For its current level of sales, the Partnership requires lines of credit to fund inventory increases and to support customer credit terms. The Partnership believes that its credit facilities are adequate for expected sales levels in 2003.

The Partnership’s operations may be subject to significant interruption if one or more of its facilities were to experience a major accident or natural disaster. The Partnership currently maintains insurance, including business interruption insurance, which it believes is sufficient to allow the Partnership to cover major damage to any of its facilities.

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

CONFIDENTIAL

The General Partner’s policy is to avoid unnecessary risk and to limit, to the extent practical, risks associated with operating activities. The General Manager may not engage in activities that expose the Partnership to speculative or non-operating risks. Management is expected to limit risks to acceptable levels. The use of derivative financial instruments is consistent with the overall business objectives of the Partnership. Derivatives are used to manage operating risk within the limits established by the General Partner’s Board of Directors, and in response to identified exposures, provided they qualify as hedge activities. As such, derivative financial instruments are used to hedge firm commitments and forecasted commodity purchase transactions.

Natural gas is the principal raw material used to manufacture nitrogen. Natural gas prices are volatile and the General Partner manages some of this volatility through the use of derivative commodity instruments. Terra Industries’ hedging policy (which is applicable to TNCLP) is described under the previous heading, “Factors that Affect Operating Performance”. The Partnership has hedged 12% of expected 2003 requirements and none of its requirements beyond December 31, 2003. The fair value of these instruments is estimated based on published referenced prices and quoted market prices from brokers. These instruments fixed natural gas prices $1.3 million lower than published prices for December 31, 2002 forward markets. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse price change. As of December 31, 2002, the Partnership’s market risk exposure related to future hedged natural gas requirement was $0.9 million based on a sensitivity analysis. Changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. This hypothetical adverse impact on natural gas derivative instruments would be more than offset by lower costs for natural gas purchases.

March 2003 natural gas future prices closed at over $9.00 per MMBtu in February 2003. As a result, the Partnership substantially reduced its production rates at the end of February 2003 and could make further reductions. The timing and extent to which the Partnership will resume normal production rates will depend on declines to natural gas costs from these levels and/or increases to selling prices.

Results of operations: 2002 compared with 2001

The Partnership’s sales volumes and prices for 2002 and 2001 follow (quantities in thousands of tons):

	2002		2001
	Sales Volume	Avg. Unit Price*	Sales Volume	Avg. Unit Price*
Ammonia	394	$153	259	$210
UAN	2,475	70	1,942	93
Urea	450	116	290	134
*	After deducting outbound freight costs

Revenues for 2002 increased $21.1 million, or 7%, as higher selling volumes were partially offset by substantially lower selling prices. Selling prices were lower as the result of increased supplies of nitrogen fertilizer in contrast to 2001 when high natural gas costs resulted in industry-wide production curtailments. The revenue shortfall from lower prices was more than offset by higher 2002 volumes as compared to last year. Sales volumes in 2001 were depressed due to lower production rates, reduced demand in response to high prices and increased competition from imports. In 2002, less volatile natural gas costs resulted in more normal production rates and demand increased to pre-2001 levels in response to lower nitrogen prices and higher grain prices.

Gross profits during 2002 totaled $15.9 million compared to $1.2 million for 2001. The increase in gross profits was primarily related to lower natural gas costs and higher sales volumes, offset in part by reduced selling prices. Natural gas unit costs declined $64.5 million in 2002 reflecting unit costs that, including $7.1 million of gains on forward pricing contracts, averaged $3.12 per Million British thermal units (“MMBtu”) during 2002 compared to $4.29/MMBtu in 2001.

Operating expenses of $9.4 million declined $0.6 million, or 6%, as the result of reduced headcount and lower spending for administrative activities.

CONFIDENTIAL

Net interest expense of $0.3 million was $0.6 million lower than in 2001 due to lower borrowing levels and higher cash balances.

Results of operations: 2001 compared with 2000

The Partnership’s sales volumes and prices for 2001 and 2000 follow (quantities in thousands of tons):

	2001		2000
	Sales Volume	Avg. Unit Price*	Sales Volume	Avg. Unit Price*
Ammonia	259	$210	373	$156
UAN	1,942	93	2,409	78
Urea	290	134	282	134
*	After deducting outbound freight costs

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

Gross profits during 2001 totaled $1.2 million compared to $32.5 million for 2000. Higher selling prices were more than offset by $46.4 million of natural gas cost increases. Natural gas costs, including $7.5 million of losses on forward pricing contracts, averaged $4.29/MMBtu during 2001 compared to $3.13/MMBtu in 2000. In addition to higher gas costs, lower sales volumes reduced 2001 gross profits $26.5 million from the prior year.

Operating expenses of $10.1 million declined $1.4 million, or 12%, as the result of reduced headcount and lower spending for administrative activities.

Net interest expense of $0.9 million was comparable to 2000 levels.

Liquidity and capital resources

Net cash provided by operating activities for 2002 was $59.1 million compared to 2001 cash used in operations of $21.3 million, an increase of $80.4 million principally due to decreases to working capital balances and higher net income. The decline in working capital consisted of reductions to inventory and accounts receivable and an increase in customer prepayments. The inventory decline resulted from 2002 sales demand that was greater than production rates and the accounts receivable reduction reflects earlier fall fill demand by dealers than during the 2001 second half. The increase in customer prepayments reflects stronger 2002 demand for such arrangements than the prior year. We expect customer prepayments will be substantially utilized during the first half of 2003.

Capital expenditures of $1.5 million during 2002 were used primarily to fund replacement and stay-in-business additions to plant and equipment. The Partnership expects 2003 capital expenditures to approximate $5.0 million to fund replacement and stay-in-business additions to plant and equipment.

Contractual obligations and commitments to make future payments were as follows at December 31, 2002:

	Payments Due In
	Less than One Year	Two to Three Years	Four to Five Years	Thereafter
	(in thousands)
Long-term debt	$66	$132	$10	$—
Operating leases	7,842	12,313	6,278	715

Total	$7,908	$12,445	$6,288	$715

CONFIDENTIAL

The Partnership, along with Terra Industries Inc. (“Terra”), Terra Capital, Inc. and other affiliates, has an asset-based financing agreement for up to $175 million of borrowings. The financing agreement provides for the Partnership to borrow amounts generally up to 85% of eligible receivables plus 60% of eligible finished goods inventory. At December 31, 2002, the Partnership had unused borrowing availability of approximately $21.5 million. The financing agreement, which expires June 2005, bears interest at floating rates (4.15% at December 31, 2002) and is secured by substantially all of the Partnerships’ working capital. The agreement also requires the Partnership and its affiliates to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. In addition, if Terra’s combined borrowing availability declines below $60 million, Terra is required to have achieved $60 million of earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the credit facility) during the most recent four quarters. Failure to meet these covenants would require the Partnership to incur additional cost to replace the Terra bank facilities or could result in termination of the facilities.

March 2003 natural gas future prices closed at over $9.00 per MMBtu in February 2003. As a result, the Partnership substantially reduced its production rates at the end of February 2003 and could make further reductions. The timing and extent to which the Partnership will resume normal production rates will depend on declines to natural gas costs from these levels and/or increases to selling prices. Failure to resume normal production rates would adversely affect results of operations and net cash flows from operating activities and could affect Terra’s ability to meet the covenants of its bank facilities.

The Partnership’s principal funding needs are to support its working capital and capital expenditures. The Partnership intends to fund its needs primarily from net cash provided by operating activities, and, to the extent required, from funds borrowed from others, including borrowings from Terra Capital, Inc., the parent of the General Partner. The Partnership believes that such sources of funds will be adequate to meet the Partnership’s working capital needs and fund the Partnership’s capital expenditures for at least the next 12 months.

Expenditures related to environmental, health and safety regulation compliance are primarily composed of operating costs that totaled $3.1 million, $3.6 million and $3.8 million in 2002, 2001 and 2000, respectively. Because environmental, health and safety regulations are expected to continue to change and generally to be more restrictive than current requirements, the costs of compliance will likely increase. The Partnership does not expect its compliance with such regulations will have a material adverse effect on its results of operations, financial position or net cash flows.

In addition, the Partnership incurred $808,000, $91,000 and $290,000 of capital expenditures in 2002, 2001 and 2000, respectively, related to capital improvements to ensure compliance with environmental, health and safety regulations. The Partnership may be required to install additional air and water quality control equipment, such as low nitrous oxide burners, scrubbers, ammonia sensors and continuous emission monitors to continue to achieve compliance with Clean Air Act and similar requirements. These equipment requirements typically apply to competitors as well. The Partnership estimates that the cost of complying with these existing requirements in 2003 and beyond will be less than $10 million.

At December 31, 2002, the Partnership had a $35.7 million demand deposit with Terra Capital, Inc. and earned interest at 1.34%, the rate received by Terra Capital on its co-mingled cash investments. At December 31, 2001, the amount of the demand notes was $14.3 million and the notes bore interest at 5.4% the rate paid by Terra Capital on its short-term borrowings.

Quarterly distributions to TNCLP’s partners are based on Available Cash for the quarter as defined in the TNCLP Agreement of Limited Partnership. Available Cash is defined generally as all cash receipts less all cash disbursements, adjusted for changes in certain reserves established as the General Partner determines in its reasonable discretion to be necessary. Distributions paid to the partners in 2002, 2001 and 2000 were $7.6 million, $8.3 million and $4.2 million, respectively.

Distributions of Available Cash are made 98% to the Limited Partners and 2% to the General Partner, except that the General Partner is entitled, as an incentive, to larger percentage interests to the extent that distributions of Available

CONFIDENTIAL

Cash exceed specified levels. The specified levels are increased by the amount quarterly distributions to holders of Common Units are less than $0.605 per unit. As of December 31, 2002, the cumulative shortfall on quarterly distributions to holders of Common Units that must be paid before the General Partner receives an incentive payment was $169.3 million, or $9.15 per unit.

Long-term payable to affiliates of $5.3 million at December 31, 2002, represents amounts due from the Partnership to Terra for a historic share of Terra’s long-term pension liabilities. The payable is non-interest bearing and will be repaid when Terra is required to fund its related liabilities. The Partnership anticipates that approximately $1.2 million in funding will be required in 2003.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 143, “Accounting for Asset Retirement Obligations”. This standard requires the Partnership to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for our fiscal year 2003. The adoption of this standard is not expected to have a material effect on the Partnerships’ financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires that the Partnership recognize a liability for a cost associated with an exit or disposal activity when the liability is incurred rather than recognize the liability at the date of a commitment to an exit plan and is effective for exit or disposal activities that are initiated after December 31, 2002.

General Partner Option to Effect Mandatory Redemption of Partnership Units

At December 31, 2002, the General Partner and its affiliates owned 75.1% of the Partnership’s outstanding units. When less than 25% of the issued and outstanding units are held by non-affiliates of the General Partner, the Partnership, at the General Partner’s sole discretion, may call, or assign to the General Partner or its affiliates its right to acquire, all such outstanding units held by non-affiliated persons. If the General Partner elects to acquire all outstanding units, the Partnership is required to give at least 30 but not more than 60 days’ notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of the previous 20 trading days’ closing prices as of the date five days before the purchase is announced and (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced.

Forward-Looking Precautions

Information contained in this report, other than historical information, may be considered forward-looking. Forward-looking information reflects Management’s current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: changes in the financial markets, general economic conditions within the agricultural industry, competitive factors and price changes (principally, nitrogen products selling prices and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in agricultural regulations, and other risks detailed in the “Factors that Affect Operating Results” section of this discussion.

Notes to Consolidated Financial Statements

1.    Organization

Terra Nitrogen Company, L.P. (“TNCLP”) is a Delaware limited partnership that owns a 99% limited partner interest as the sole limited partner in Terra Nitrogen, Limited Partnership (the “Operating Partnership”; collectively with TNCLP, the “Partnership,” unless the context otherwise requires). Terra Nitrogen Corporation (“TNC”), the General Partner, exercises full control over all business affairs of the Partnership. TNC owns, as General Partner, a consolidated 2.0% interest in both the Partnership and Operating Partnership.

CONFIDENTIAL

TNC is an indirect wholly-owned subsidiary of Terra Industries Inc. (“Terra”), a Maryland corporation. Terra is an industry leader in the production and marketing of nitrogen products and methanol. Terra is one of the largest producers of anhydrous ammonia and nitrogen solutions in the United States and Canada, and is also the largest producer of ammonium nitrate in the United Kingdom. In addition, Terra is one of the largest U.S. producers and marketers of methanol.

Ownership of TNCLP is represented by the General Partner interest and the limited partner interests. The limited partner interests consist of 18,501,576 Common Units. Terra and its subsidiaries owned 13,889,014 Common Units as of December 31, 2002, and the balance are traded on the New York Stock Exchange under the symbol “TNH”.

The Partnership primarily evaluates performance and determines the allocation of resources on an entity-wide basis.

2.    Significant Accounting Policies

Description of Business — The Partnership manufactures and sells fertilizer products, including ammonia, urea and urea ammonium nitrate solution (“UAN”), which are principally used by farmers to improve the yield and quality of their crops. The Partnership sells products primarily throughout the United States on a wholesale basis. The Partnership’s customers vary in size and are primarily related to the agriculture industry and to a lesser extent to the chemical industry. Credit is extended based on an evaluation of the customer’s financial condition, and collateral generally is not required.

Basis of Presentation — The consolidated financial statements reflect the combined assets, liabilities and operations of the Partnership and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated. Income is allocated to the General Partner and the Limited Partners in accordance with the provisions of the TNCLP Agreement of Limited Partnership that provides for allocations of income between the Limited Partners and the General Partner in the same proportion as cash distributions declared during the year.

Cash and Cash Equivalents — The Partnership considers cash, short-term investments and demand deposits with affiliates with an original maturity of three months or less to be cash and cash equivalents.

Financing Arrangements — The Partnership has an arrangement for demand deposits and notes with an affiliate to allow for excess Partnership cash to be deposited with, or funds to be borrowed from, Terra Capital Inc., the parent of the General Partner. At December 31, 2002, $35.7 million was deposited with Terra Capital, Inc. and earned interest at 1.34%, the rate received by Terra Capital on its commingled cash investments. At December 31, 2001, the amount of the demand notes was $14.3 million, and the notes bore interest at 5.4%, the rate paid by Terra Capital on its short-term borrowings.

Inventories — Inventories are stated at the lower of average cost and estimated net realizable value. The cost of inventories is determined using the first-in, first-out method.

Property, Plant and Equipment — Expenditures for plant and equipment additions, replacements, and major improvements are capitalized. Related depreciation is charged to expense on a straight-line basis over estimated useful lives ranging from 3 to 22 years. Maintenance, other than plant turnaround and catalyst replacement, and repair costs are expensed as incurred. Equipment under capital leases is recorded in property with the corresponding obligations in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments.

Plant Turnaround Costs — Costs related to the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period until the next scheduled turnaround, generally over two years. Included in other non-current assets at December 31, 2002 and 2001 is $5.2 million and $7.2 million, respectively, of unamortized plant turnaround costs.

Amortization expense of $5.1 million, $6.5 million and $6.8 million was recorded for the years ended December 31, 2002, 2001 and 2000, respectively.

CONFIDENTIAL

Impairment of Long-Lived Assets — In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows expected to result from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the difference between the carrying amount and the fair value of the asset. To date, no such impairment has occurred.

Accrued Liabilities — Accrued liabilities at December 31, 2001 included $0.3 million of deferred gains on closed natural gas contracts relating to future periods.

Derivatives and Financial Instruments – The Partnership accounts for derivatives in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value. Changes in fair value of derivatives are recorded in earnings unless the normal purchase or sale exception or hedge accounting is elected.

The General Partner enters into derivative instruments including future contacts, swap agreements, and purchased options to fix prices for a portion of future natural gas production requirements. The General Partner has designated, documented and assessed accounting hedge relationships, which mostly resulted in cash flow hedges that require the Partnership to record the derivative assets or liabilities at their fair value on its balance sheet with an offset in other comprehensive income (“OCI”). Hedge ineffectiveness is recorded in earnings. Amounts are removed from other comprehensive income as the underlying transactions occur and realized gains or losses are recorded.

Revenue Recognition — Revenue is recognized when title to finished product passes to the customer. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts and trade allowances. Amounts paid by customers for shipping and handling are included in revenues.

Cost of Sales and Hedging Transactions — Realized gains and losses from hedging activities and premiums paid for option contracts are deferred and recognized in the month to which the hedged transactions relate (see Note 8 — Derivative Financial Instruments). Costs associated with settlement of natural gas purchase contracts and costs for shipping and handling are included in cost of sales.

Income Taxes — The Partnership is not subject to income taxes and the income tax liability of the individual partners is not reflected in the consolidated financial statements of the Partnership. The reported amount of net assets of the Partnership exceeded the tax basis of the net assets by approximately $118.2 million and $118.7 million at December 31, 2002 and 2001, respectively.

Reclassifications — Certain reclassifications have been made to prior year’s financial statements to conform with current year presentation.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Per-unit Results and Allocations — Net income per limited partner unit is computed by dividing net income, less an approximate 2% share allocable to the General Partner for the years ended December 31, 2002, 2001 and 2000, respectively, by 18,501,576 limited partner units. According to the Agreement of Limited Partnership of TNCLP, net income is allocated to the General Partner and the Limited Partners in each taxable year in the same proportion that Available Cash for such taxable year was distributed to the General Partner and the Limited Partners.

Recently Issued Accounting Standards — In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This standard requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for our fiscal year

CONFIDENTIAL

2003. The adoption of this standard is not expected to have a material effect on the Partnerships’ financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires that the Partnership recognize a liability for a cost associated with an exit or disposal activity when the liability is incurred rather than recognize the liability at the date of a commitment to an exit plan and is effective for exit or disposal activities that are initiated after December 31, 2002.

3.    Agreement of Limited Partnership

The Partnership makes quarterly cash distributions to Unitholders and the General Partner in an amount equal to 100% of Available Cash, as defined. The General Partner receives a combined minimum 2% of total cash distributions and, as an incentive, the General Partner’s participation increases if cumulative cash distributions exceed specified target levels.

The quarterly cash distributions paid to the Unitholders and the General Partner in 2002 and 2001 follow:

	Common Units		General Partner
	Total ($000s)	$ Per Unit	Total ($000s)
2002
First Quarter	—	—	—
Second Quarter	—	—	—
Third Quarter	3,738.20		38
Fourth Quarter	3,738.20		38
2001
First Quarter	4,070.22		82
Second Quarter	4,070.22		84
Third Quarter	—	—	—
Fourth Quarter	—	—	—

If at any time less than 25% of the issued and outstanding units are held by non-affiliates of the General Partner, the Partnership, at the General Partner’s sole discretion, may call, or assign to the General Partner or its affiliates its right to acquire, all such outstanding units held by non-affiliated persons. The General Partner and its affiliates owned 75.1% of the Common Units at December 31, 2002. If the General Partner elects to acquire all outstanding units, TNCLP is required to give at least 30 but not more than 60 days notice of its decision to purchase the outstanding units. The purchase price per unit will be the greater of (1) the average of the previous 20 trading days’ closing prices as of the date five days before the purchase is announced and (2) the highest price paid by the General Partner or any of its affiliates for any unit within the 90 days preceding the date the purchase is announced.

4.    Related Party Transactions

The Partnership has no employees. Pursuant to the provisions of the TNCLP Agreement of Limited Partnership, TNC, as General Partner, is paid for all direct and indirect expenses or payments it makes on behalf of the Partnership and for that portion of TNC’s or its affiliates’ administrative and overhead expenses and all other expenses necessary or appropriate to the conduct of the Partnership’s business and reasonably allocable to the Partnership. TNC charges TNCLP for all costs and expenses directly related to TNCLP operations, such as direct labor and raw materials. Some employee benefits, such as health insurance and pension, are covered under plans that include TNC and its affiliates. Employee benefit costs are allocated between TNCLP and other affiliates on the basis of direct payroll. Management believes such costs would not be materially different if the Partnership were

CONFIDENTIAL

obtaining these benefits on a stand-alone basis. For the years ended December 31, 2002, 2001 and 2000, expenses charged to the Partnership by TNC amounted to $39.3 million, $34.0 million and $33.3 million, respectively, including $19.8 million, $17.2 million and $17.8 million, respectively, for payroll and payroll-related expenses including pension costs.

Certain services including accounting, legal, risk management, investor relations and certain employee benefit and other employee-related expenses are provided by Terra to TNC. The portion of these expenses allocated to TNC that relate to TNC’s activities as General Partner are charged to the Partnership. Expense allocations are based on individual cost causative factors (such as headcount or sales volume) or on a general allocation formula based equally on sales volumes, headcount and asset values. Since it is not practicable to estimate the cost to duplicate the general and administrative support functions on a stand-alone basis, management has not attempted to estimate the amount of such expenses if the Partnership were obtaining these services on a stand-alone basis. Allocated expenses under this agreement charged to the Partnership were $6.1 million, $6.7 million and $8.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

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

TNC’s employees are members of the Terra Industries Inc. Employees’ Retirement Plan (the Terra Retirement Plan), a noncontributory defined benefit pension plan. The accumulated benefits and plan assets of the Terra Retirement Plan are not determined separately for TNC employees. TNC recorded pension costs of $0.6 million, $0.4 million and $0.4 million ($0.4 million, $0.3 million and $0.3 million of which was charged to the Partnership) in 2002, 2001 and 2000, respectively, as its allocated share of the total periodic pension cost for the Terra Retirement Plan. Benefits are based on years of service and average final compensation.

Long-term payable to affiliate of $5.3 million at December 31, 2002, represents amounts due from the Partnership to Terra for a historic share of Terra’s long-term pension liabilities. The payable is non-interest bearing and will be repaid when Terra is required to fund its related liabilities. The Partnership anticipates that approximately $1.2 million in funding will be required in 2003. Subsequent repayments are subject to the investment performance of pension funds, changes in actuarial experience and federal funding requirements.

Terra maintains a qualified savings plan that allows employees who meet specified service requirements to contribute a percentage of their total compensation, up to a maximum defined by the plan. Each employee’s contribution, up to a specified maximum, may be matched by TNC based on a specified percentage of employee contributions. Employee contributions vest immediately, while Terra’s contributions vest over five years. Expenses associated with TNC’s contribution to the Terra qualified savings plan charged to the Partnership for the years ended December 31, 2002, 2001 and 2000 were $556,000, $532,000 and $567,000, respectively.

The Partnership has an arrangement for demand deposits and notes with an affiliate to allow for excess Partnership cash to be deposited with or funds to be borrowed from Terra Capital Inc., the parent of the General Partner. At December 31, 2002, $35.7 million was deposited with Terra Capital, Inc. and earned interest at 1.34%, the rate received by Terra Capital on its commingled cash investments. At December 31, 2001, the amount of the demand notes was $14.3 million, and the notes bore interest at 5.4%, the rate paid by Terra Capital on its short-term borrowings.

Interest expense paid to the affiliate was $551,000, $924,000 and $1.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income received from the affiliate was $249,000, $2,000 and $623,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

CONFIDENTIAL

5.    Property, Plant and Equipment

Property, plant and equipment, net consisted of the following at December 31,

	2002	2001
	(in thousands)
Assets owned:
Land	$3,270	$3,270
Building and improvements	3,026	2,566
Plant and equipment	281,833	280,668
Capital lease assets	223	—
Terminal and transportation equipment	7,845	6,865

	296,197	293,369
Less accumulated depreciation and amortization	(170,141)	(157,034)

Total	$126,056	$136,335

6.    Long-Term Debt and Capital Lease Obligations

Long-term debt consisted of the following at December 31,

	2002	2001
	(in thousands)
Capitalized lease obligations	$186	$—
Long-term debt due to affiliate	8,200	8,200

	8,386	8,200
Less current maturities	53	—

Total	$8,333	$8,200

The Partnership, along with Terra Industries Inc., Terra Capital, Inc. and other affiliates, has an asset-based financing agreement for up to $175 million of borrowings. The financing agreement provides for the Partnership to borrow amounts generally up to 85% of eligible receivables plus 60% of eligible finished goods inventory. At December 31, 2002, the Partnership had unused borrowing availability of approximately $21.5 million. The financing agreement, which expires June 2005, bears interest at floating rates (4.15% at December 31, 2002) and is secured by substantially all of the Partnerships’ working capital. The agreement also requires the Partnership and its affiliates to adhere to certain limitations on additional debt, capital expenditures, acquisitions, liens, asset sales, investments, prepayments of subordinated indebtedness, changes in lines of business and transactions with affiliates. In addition, if Terra’s combined borrowing availability declines below $60 million, Terra is required to have achieved $60 million of earnings before interest, income taxes, depreciation, amortization and other non-cash items (as defined in the credit facility) during the most recent four quarters. If necessary, the Partnership believes that it could replace its existing credit lines on terms and conditions not materially different from its current arrangement through Terra.

The long-term debt due to affiliate is secured by the fixed and intangible assets of the Partnership and requires no periodic or scheduled repayments.

7.    Commitments and Contingencies

The Operating Partnership is committed to various non-cancelable operating leases for land, buildings and equipment. Total minimum rental payments follow:

(in thousands)
2003	$7,842
2004	7,105
2005	5,208
2006	3,409
2007	2,869
2008 and thereafter	715

Net minimum lease payments	27,148

CONFIDENTIAL

Included above is the lease of the Port Terminal at the Verdigris facility. The leasehold interest is scheduled to expire on April 30, 2004, and the Partnership has the option to renew the lease for an additional term of five years.

Rent expense under non-cancelable operating leases amounted to approximately $6.9 million, $7.1 million and $8.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Following is a summary of future minimum payments under capital leases, together with the present value of the net minimum payments as of December 31, 2002:

(in thousands)
2003	$66
2004	66
2005	66
2006	10

Total minimum lease payments	208
Less amount representing interest	22

Total present value of minimum payments	186
Less current portion of such obligations	53

Long-term lease obligation at 6.75% interest rate	$133

The Partnership is involved in various legal actions and claims, including environmental matters, arising from the normal course of business. Management’s opinion is that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Partnership.

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

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments, whether designated in hedging relationships or not, be recorded in the balance sheet at fair value. If the derivative is designated as a fair value hedge, the change in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

CONFIDENTIAL

The Partnership has designated its natural gas derivative instruments as cash flow hedges. The effective portion of the cash flow hedge is deferred in OCI until the natural gas it relates to is purchased and used in production; it is then reclassified from OCI to earnings.

Natural gas supplies to meet production requirements at the Operating Partnership’s production facilities are purchased at market prices. Natural gas market prices are volatile and the Partnership effectively fixes prices for a portion of its natural gas production requirements and inventory through the use of futures contracts, swap agreements and purchased options. These contracts reference physical natural gas prices or appropriate NYMEX futures contract prices. Contract physical prices are frequently based on prices at the Henry Hub in Louisiana, the most common and financially liquid location of reference for financial derivatives related to natural gas. However, natural gas supplies for the Partnership’s two production facilities are purchased for each plant at locations other than Henry Hub, which often creates a location basis differential between the contract price and the physical price of natural gas. Accordingly, the use of financial derivatives may not exactly offset the change in the price of physical gas. The contracts are traded in months forward and settlement dates are scheduled to coincide with gas purchases during that future period.

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

The following summarizes open natural gas contracts allocated to the Partnership at December 31, 2002 and 2001:

	2002		2001
	Contract MMBtu	Unrealized Gain (Loss)	Contract MMBtu	Unrealized Gain (Loss)
	(in thousands)
Swaps	2,210	$1,344	6,044	$(1,054)
Options	935	—	—	—

	3,145	$1,344	6,044	$(1,054)

The Partnership’s annual procurement requirements are approximately 55 million MMBtu’s of natural gas. The Partnership had in place at December 31, 2002, forward contracts and firm purchase commitments to cover 12% of 2003 natural gas requirements. Gains and losses on settlement of these contracts and premium payments on option contracts are credited or charged to cost of sales in the month to which the hedged transaction relates. The risks and rewards of outstanding natural gas positions are directly related to increases and decreases in natural gas prices in relation to the underlying NYMEX natural gas contract prices. Realized gains were $0.9 million on closed contracts relating to future periods as of December 31, 2002. Cash flows related to natural gas hedging are reported as cash flows from operating activities.

Compared with spot prices, natural gas hedging activities reduced the Partnership’s 2002 natural gas costs by $7.1 million, increased 2001 natural gas costs by $7.5 million and reduced 2000 natural gas costs by $31.4 million.

The estimated fair value of the natural gas futures, swaps, options and basis swaps were based on published referenced prices and quoted market prices from brokers.

On January 1, 2001, the Partnership adopted SFAS 133 which resulted in a cumulative $9.9 million increase to current assets, a $4.3 million reduction to current liabilities, and a $14.2 million increase to accumulated OCI, which reflected the effective portion of the derivatives designated as cash flow hedges. The increase to current assets was to recognize the value of open natural gas contracts and the reduction to current liabilities was to reclassify deferred gains on closed contracts relating to future periods.

CONFIDENTIAL

On December 31 the fair value of derivatives resulted in following increases (decreases) to reflect the effective portion of the derivatives designated as cash flow hedges:

	2002	2001
	(in thousands)
Current assets	$3,377	$(1,054)
Current liabilities	33	(33)
Accumulated other comprehensive loss	3,360	(1,087)

9.    Other Financial Information and Concentrations of Credit Risk

Fair values of financial instruments — The following methods and assumptions were used by the Partnership in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents — The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Long-term debt — The carrying amounts of the Partnership’s borrowings under long-term debt agreements approximate fair value.

Financial instruments — Fair values for the Partnership’s natural gas swaps and options are based on contract prices in effect at December 31, 2002 and December 31, 2001. The unrealized gain (loss) on these contracts is disclosed in Note 8.

Concentration of credit risk — The Partnership is subject to credit risk through trade receivables and short-term investments. Although a substantial portion of its debtors ability to pay is dependent upon the agribusiness economic sector, credit risk with respect to trade receivables is minimized due to a large customer base and its geographic dispersion.

Short-term cash investments, held as a demand deposit with an affiliate, may be placed with well-capitalized, high quality financial institutions and in short duration corporate and government debt securities funds or utilized for other corporate purposes.

10.    Subsequent event — Volatile Natural Gas Costs

In February 2003, the Partnership significantly reduced its production rates when March 2003 North American natural gas futures prices closed at over $9.00 per MMBtu. Production will be resumed when natural gas cost declines and/or selling prices increases result in positive cash flow from the additional production.